Exhibit 99.2

PRESS RELEASE

Paul J. Lerner Joins WiLAN Management Team
WiLAN to Establish Office in Stamford, Connecticut

OTTAWA, Canada – September 12, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) ”) (TSX:WIN) (TSX: WIN.DB) (NASD:WILN), today announced the company has expanded its senior management team with the addition of Mr. Paul J. Lerner to the position of Senior Legal Counsel.

“Paul is widely regarded as an industry expert and IP licensing thought leader and I am excited to have him join our team,” said Jim Skippen, Chairman & CEO.  “Paul’s credibility and leadership speaks to the caliber of professionals WiLAN is committed to attract and retain as we grow our business and build for the future.”

As Senior Legal Counsel, Mr. Lerner will establish a U.S. presence for WiLAN in Stamford, Connecticut and play an influential role across all aspects of the business.  In particular, his expertise will support the growth of WiLAN’s partnership licensing business that is championed by its subsidiary, Gladios IP (“Gladios”).  Gladios was established in 2010 and works with patent owners to help them derive value from their patent assets.

Prior to joining WiLAN, Mr. Lerner was Senior Vice President and General Counsel of General Patent Corporation (“GPC”), a leading patent licensing and enforcement firm, founded in 1987.  During his 11 years with GPC, Mr. Lerner led licensing activities for hundreds of inventor-owned patents.  He is also co-author of two books, Essentials of Licensing Intellectual Property (John Wiley & Sons, 2004) and Essentials of Intellectual Property (John Wiley & Sons, 2002).

Before joining GPC, Mr. Lerner was a partner in the Hartford, CT business law firm of Pepe & Hazard LLP.  He has led IP law departments at Olin Corp., Black & Decker Corp., and multi-national electrical construction giant Asea Brown Boveri, Inc.

Mr. Lerner’s education includes a B.S. in Aeronautical Engineering from Purdue University, an M.B.A. from Loyola University, a J.D. from DePaul University, and post-graduate legal studies at John Marshall College of Law.

www.wilan.com	© copyright Wi-LAN 2011 rev05/11	1

PRESS RELEASE

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 250 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For more information, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

For more information, visit www.wilan.com or please contact	Tyler Burns Director, Investor Relations	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

www.wilan.com	© copyright Wi-LAN 2011	2